Dear Unitholders:

Net income for the three months ended March 31, 2012 was $152.4 million ($1.64 per unit), compared to $40.3 million ($0.43 per unit) during the same period in 2011. Net operating income from commercial properties increased by $9.4 million to $66.0 million for the three months ended March 31, 2012, compared to $56.6 million during the same period in 2011.

Funds from operations was $33.5 million ($0.36 per unit) for the three months ended March 31, 2012, compared to $31.4 million ($0.34 per unit) during the same period in 2011. Adjusted funds from operations was $25.7 million ($0.28 per unit) for the three months ended March 31, 2012, compared to $22.4 million ($0.24 per unit) during the same period in 2011.

HIGHLIGHTS FOR THE FIRST QUARTER

Brookfield Canada Office Properties (the “Trust” or “BOX”) continued its pro-active leasing strategy in the first quarter of 2012, capitalizing on new and early renewal leasing opportunities throughout the portfolio. During the quarter, the Trust leased 341,000 square feet of space, at an average net rent of $30 per square foot compared to an average expiring net rent of $26 per square foot. The Trust’s occupancy rate finished the quarter at 96.8%, up 60 basis points from year-end 2011. This compares favourably with the Canadian national average of 92.7%.

Leasing highlights from the first quarter include:

•	172,000 square feet in Toronto
-	An 11-year, 34,000-square-foot new lease with Citco (Canada) Inc. at 151 Yonge St.
-	An average seven-year, 33,000-square-foot new lease with ARUP Canada Inc. at Hudson’s Bay Centre
-	A 10-year, 17,000-square-foot new lease with NEI Investments at 151 Yonge St.
-	A 10-year, 17,000-square-foot renewal and expansion with West Face Capital at Hudson’s Bay Centre

•	91,000 square feet in Calgary
-	An average 13-year, 39,000-square-foot expansion with Suncor Energy Inc. at Suncor Energy Centre
-	A five-year, 20,000-square-foot renewal with Regus Business Centre at Bankers Hall
-	A five-year, 12,000-square-foot renewal with Wolverton Securities at Bankers Hall

•	77,000 square feet in Vancouver
-	An average six-year, 56,000-square-foot renewal and expansion with McMillan LLP at Royal Centre

Refinanced BOX’s ownership interest in Exchange Tower for $120 million subsequent to the first quarter. After repayment of the previous mortgage, BOX generated net proceeds of approximately $65 million at ownership. The new financing has a 10-year term with a fixed interest rate of 4.031%.

DISTRIBUTION DECLARATION

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.09 per Trust unit payable on June 15, 2012 to holders of Trust Units of record at the close of business on May 31, 2012.

OUTLOOK

Brookfield Canada Office Properties had a successful first quarter as we integrated our newly acquired office assets in Toronto and Ottawa. Our proactive leasing strategy coupled with strong fundamentals in our markets helped us realize an uptick in occupancy from year-end 2011.

Jan Sucharda

President and Chief Executive Officer

April 30, 2012

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Portfolio by City

Brookfield Canada Office Properties’ portfolio is composed of interests in 28 premier office properties totaling 20.7 million square feet, including 4.0 million square feet of parking. Landmark properties include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary.

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Leasable Area	Parking	Total	Ownership Interest %	Owned Interest
TORONTO
First Canadian Place	1	90.4%	2,379	232	2,611	169	2,780	25%	695
Bay Wellington Tower	1	97.9%	1,297	42	1,339	—	1,339	100%	1,339
Brookfield Place Retail & Parking(1)	1	97.6%	—	52	52	690	742	56%	412
Bay Adelaide Centre West Tower	1	92.5%	1,155	37	1,192	382	1,574	100%	1,574
Exchange Tower	1	96.2%	963	66	1,029	131	1,160	50%	580
Hudson's Bay Centre	1	99.9%	536	209	745	186	931	100%	931
2 Queen St. E.	1	97.9%	448	16	464	81	545	25%	136
Queen’s Quay Terminal	1	98.2%	427	78	505	—	505	100%	505
151 Yonge St.	1	75.8%	289	11	300	72	372	25%	93
105 Adelaide St. West	1	100.0%	177	7	184	48	232	100%	232
HSBC Building	1	100.0%	188	6	194	31	225	100%	225
22 Front St. West	1	100.0%	136	8	144	—	144	100%	144
	12	94.3%	7,995	764	8,759	1,790	10,549		6,866

OTTAWA
Place de Ville I	2	100.0%	570	12	582	502	1,084	25%	271
Place de Ville II	2	99.2%	597	12	609	433	1,042	25%	261
Jean Edmonds Towers	2	100.0%	541	13	554	95	649	25%	162
	6	99.7%	1,708	37	1,745	1,030	2,775		694

CALGARY
Bankers Hall	3	99.9%	1,944	224	2,168	409	2,577	50%	1,289
Bankers Court	1	99.4%	256	7	263	62	325	50%	163
Suncor Energy Centre	2	99.7%	1,710	22	1,732	220	1,952	50%	976
Fifth Avenue Place	2	99.9%	1,430	46	1,476	206	1,682	50%	841
	8	99.8%	5,340	299	5,639	897	6,536		3,269
VANCOUVER
Royal Centre	1	97.3%	493	96	589	264	853	100%	853
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL PORTFOLIO	28	96.8%	15,536	1,199	16,735	3,981	20,716		11,685

(1) Brookfield Canada Office Properties owns a 56% interest in the parking operations and a 50% interest in the retail operations.

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Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	5

PART II – FINANCIAL STATEMENT ANALYSIS	10

PART III – RISKS AND UNCERTAINTIES	23

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	29

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	33

UNITHOLDER INFORMATION	39

FORWARD-LOOKING STATEMENTS

This interim report to unitholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Canada Office Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance, or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information, because they involve assumptions, known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Brookfield Canada Office Properties to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to integrate acquisitions effectively; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada and the United States, including the Annual Information Form under the heading “Business of Brookfield Canada Office Properties – Risk Factors”. The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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Management’s Discussion and Analysis of Financial Results

April 30, 2012

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2012, includes material information up to April 30, 2012. Financial data provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Canada Office Properties (“BOX” or the “Trust”) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”) on May 1, 2010, in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired the interests of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”) in Brookfield Place, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, we acquired from our parent company, BPP, a 25% interest in nine office assets from its Canadian Office Fund portfolio totaling 6.5 million square feet in Toronto and Ottawa (the “Acquired Assets” or the “Acquisition”).

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated interim financial statements and appended notes, which begin on page 29 of this report. In our discussion of operating performance, we refer to commercial property net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. We define commercial property net operating income as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to one-time transaction costs, fair value gains (losses), and certain other non-cash items, if any. Adjusted funds from operations is defined by us as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Commercial property net operating income is an important measure that we use to assess operating performance of our commercial properties, and funds from operations is a widely used measure in analyzing real estate. Adjusted funds from operations is a measure used to assess an entity’s ability to pay distributions. We provide the components of commercial property net operating income on page 18, a reconciliation of net income to funds from operations and adjusted funds from operations on page 21, and a reconciliation of cash generated from operating activities to adjusted funds from operations on page 21. Commercial property net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldcanadareit.com or at www.sedar.com.

OVERVIEW OF THE BUSINESS

The Trust invests and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver.

At March 31, 2012, the fair value of BOX’s total assets was $4,832.7 million. During the three months ended March 31, 2012, we generated $152.4 million of net income ($1.64 per unit), $33.5 million of funds from operations ($0.36 per unit), and $25.7 million of adjusted funds from operations ($0.28 per unit).

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FINANCIAL HIGHLIGHTS

BOX’s financial results are as follows:

	Three months ended Mar. 31
(Millions, except per-unit amounts)	2012	2011
Results of operations
Total revenue	$125.2	$107.7
Net income	152.4	40.3
Funds from operations	33.5	31.4
Adjusted funds from operations	25.7	22.4
Distributions	25.1	25.1
Per unit amounts – attributable to unitholders
Net income	1.64	0.43
Funds from operations	0.36	0.34
Adjusted funds from operations	0.28	0.24
Distributions	0.27	0.27

(Millions, except per-unit amounts)	Mar. 31, 2012	Dec. 31, 2011
Balance sheet data
Total assets	$4,832.7	$4,698.1
Investment properties	4,773.3	4,637.9
Commercial property and corporate debt	1,973.0	1,980.3
Total equity	2,738.3	2,610.9
Value per Trust unit	29.38	28.01

COMMERCIAL-PROPERTY OPERATIONS

Our strategy is to own premier properties in dynamic and supply-constrained markets with high barriers to entry, creating one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 28 properties totaling 20.7 million square feet, including 4.0 million square feet of parking. Our markets are the financial, government and energy sectors in the cities of Toronto, Ottawa, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our investment properties through proactive leasing initiatives;
•	Prudent capital management, including the refinancing of mature investment properties; and
•	Acquiring high-quality investment properties in our primary markets for value when opportunities arise.

The following table summarizes our investment property portfolio by region:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt (Millions)	Net Book Equity(1) (Millions)
Eastern region	19	13,327	7,563	$3,027.3	$400	$1,273.9	$1,753.4
Western region	9	7,389	4,122	1,746.0	424	699.1	1,046.9
Total	28	20,716	11,685	$4,773.3	$408	$1,973.0	$2,800.3

(1) Excludes working capital.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include government and related agencies, Suncor Energy Inc., Bank of Montreal, Imperial Oil and Talisman Energy. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 23.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 7.4% of our leases, on average, mature annually up to 2016.

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Our average lease term is nine years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Toronto, Ontario			Ottawa, Ontario
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	534	3.2		502	5.7		5	0.3
2012	320	1.9	$27	248	2.8	$27	12	0.7	$20
2013	1,770	10.6	23	444	5.1	30	1,151	66.0	20
2014	391	2.3	31	304	3.4	30	9	0.5	26
2015	1,626	9.7	25	522	6.0	32	547	31.3	15
2016	1,752	10.5	27	943	10.8	30	6	0.4	20
2017	586	3.5	30	500	5.7	31	—	—	—
2018	586	3.5	32	374	4.3	30	—	—	—
2019 & beyond	9,170	54.8	30	4,922	56.2	28	15	0.8	25
Parking	3,981	—	—	1,790	—	—	1,030	—	—
Total	20,716	100.0		10,549	100.0		2,775	100.0
Average market net rent(2) (3)			$30			$30			$22

Calgary, Alberta				Vancouver, B.C.			Other
			Net Rent			Net Rent			Net Rent
	000's		per	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	11	0.3		16	2.7		—	—
2012	46	0.8	$33	14	2.4	$25	—	—	$—
2013	74	1.3	35	100	17.0	19	1	33.3	32
2014	53	0.9	37	25	4.2	27	—	—	—
2015	482	8.5	29	75	12.7	25	—	—	—
2016	758	13.4	22	45	7.6	27	—	—	—
2017	68	1.2	26	18	3.1	28	—	—	—
2018	201	3.6	35	11	1.9	36	—	—	—
2019 & beyond	3,946	70.0	35	285	48.4	19	2	66.7	28
Parking	897	—	—	264	—	—	—	—	—
Total	6,536	100.0		853	100.0		3	100.0
Average market net rent(2)			$36			$33			$—

(1) Net rent at expiration of lease.

(2) Average market net rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 20 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.

(3) Average market net rent for Toronto reflects higher market rents for Bay Wellington Tower and Bay Adelaide Centre, which compose 29% of BOX’s exposure in Toronto.

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PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Commercial property net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Net income per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, commercial property net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, commercial property net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other entities. We provide the components of commercial property net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 18 of this MD&A.

Commercial property net operating income

Commercial property net operating income is defined by us as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Commercial property net operating income is used as a key indicator of performance, as it represents a measure over which management of our commercial property operations has control.

Funds from Operations

We define funds from operations as net income prior to one-time transaction costs, fair value gains (losses), and certain other non-cash items, if any. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of net income to funds from operations on page 21.

Adjusted Funds from Operations

Adjusted funds from operations is defined by us as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Adjusted funds from operations is a widely used measure used to assess an entity’s ability to pay distributions. We provide a reconciliation of funds from operations to adjusted funds from operations on page 21. We also provide a reconciliation of cash generated from operating activities to adjusted funds from operations on page 21.

Net Income

Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

Although we believe funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, adjusted funds from operations, commercial property net operating income, and net income are all relevant measures.

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KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income, commercial property net operating income, funds from operations, and adjusted funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

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PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $4,832.7 million at March 31, 2012 (compared to $4,698.1 million at December 31, 2011). The following is a summary of our assets:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Non-current assets
Investment properties	$ 4,773.3	$ 4,637.9

Current assets
Tenant and other receivables and other assets	26.6	24.7
Cash and cash equivalents	32.8	35.5
	59.4	60.2
Total	$ 4,832.7	$ 4,698.1

INVESTMENT PROPERTIES

Investment properties comprise our direct interests in wholly owned commercial properties and our proportionate share in jointly controlled commercial properties.

The fair value of our investment properties was $4,773.3 million as at March 31, 2012 (compared to $4,637.9 million at December 31, 2011). The increase in value of investment properties is primarily attributable to increases at Bay Wellington Tower in Toronto, Suncor Energy Centre and Bankers Hall in Calgary, and Royal Centre in Vancouver during the three months ended March 31, 2012.

A breakdown of our investment properties is as follows:

			BOX’s	Fair Value	Fair Value
	Number of	Total Area	Owned Interest	Mar. 31, 2012	Dec. 31, 2011
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	19	13,327	7,563	$3,027.3	$2,947.3
Western region	9	7,389	4,122	1,746.0	1,690.6
Total investment properties	28	20,716	11,685	$4,773.3	$4,637.9
Fair value per Sq. ft.				$408	$397

The key valuation metrics for our investment properties are as follows:

	March 31, 2012				December 31, 2011
	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	$ 400	6.6%	5.9%	11	$ 390	6.6%	6.1%	11
Western region	424	6.8%	5.9%	10	410	6.8%	6.3%	10
Average	$ 408	6.7%	5.9%	11	$ 397	6.7%	6.2%	11

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Properties Management Corporation. For the three months ended March 31, 2012, such expenditures totaled $8.4 million (compared to $17.8 million during the same period in 2011). The decrease is primarily related to higher tenant installation costs incurred on the lease-up of space at Bay Adelaide Centre West Tower, Suncor Energy Centre, Bankers Court and 105 Adelaide St. West in 2011.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2012 totaled $6.2 million (compared to $1.7 million during the same period in 2011). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our investment properties.

Capital expenditures include sustaining expenditures, which are those required in order to maintain the properties in their current operating state. Capital expenditures also include projects which represent improvements to an asset or reconfiguration of space that adds productive capacity in order to increase rentable area or increase current rental rates. For the three months ended March 31, 2012, sustaining capital expenditures totaled $0.2 million (compared with $0.6 million during the same period in 2011), while the remainder of $6.0 million (compared with $1.1 million during the same period in 2011) primarily consist of the re-cladding project at First Canadian Place, elevator upgrades at Royal Centre and washroom upgrades at Suncor Energy Centre. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the three months ended March 31, 2012, $1.6 million of our total capital expenditures were recoverable, compared with $1.4 million during the same period in the prior year.

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The following table summarizes the second-generation leasing commissions and tenant improvements, and sustaining capital expenditures recorded on our investment properties during the three months ended March 31, 2012, as well as the normalized level of activities. The normalized activities are used in calculating adjusted funds from operations and they are estimated based on historical spend levels as well as anticipated spend levels over the next few years. Second-generation leasing commissions and tenant improvements vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants. Refer to the reconciliation of funds from operations to adjusted funds from operations on page 21.

For the three months ended March 31, 2012, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at various properties, and tenant improvements at Suncor Energy Centre, Bay Wellington Tower and Bankers Hall related to tenant build-outs.

	Three months ended Mar. 31		Normalized quarterly activities
(Millions)	2012	2011	2012
Second-generation leasing commissions and tenant improvements	$5.6	$12.4	$4.5
Sustaining capital expenditures	0.2	0.6	1.4
Total	$5.8	$13.0	$5.9

The following table summarizes the changes in value of our investment properties during the three months ended March 31, 2012:

(Millions)	Mar. 31, 2012
Beginning of period	$4,637.9
Additions:
Capital expenditures and tenant improvements	12.9
Leasing commissions	1.0
Tenant inducements	0.7
Fair value gains	118.9
Other changes	1.9
End of period	$4,773.3

TENANT AND OTHER RECEIVABLES

Tenant and other receivables increased slightly to $18.8 million at March 31, 2012, from $17.5 million at December 31, 2011.

OTHER ASSETS

The components of other assets are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Prepaid expenses and other assets	$7.0	$6.4
Restricted cash	0.8	0.8
Total	$7.8	$7.2

CASH AND CASH EQUIVALENTS

We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At March 31, 2012, cash balances were $32.8 million, compared to $35.5 million at December 31, 2011.

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LIABILITIES AND EQUITY

Our asset base of $4,832.7 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Liabilities
Non-current liabilities
Commercial property and corporate debt	$1,721.1	$ 1,748.2

Current liabilities
Commercial property and corporate debt	251.9	232.1
Accounts payable and other liabilities	121.4	106.9
	2,094.4	2,087.2

Equity
Unitholders’ equity	754.6	718.8
Non-controlling interest	1,983.7	1,892.1
	2,738.3	2,610.9
Total liabilities and equity	$4,832.7	$ 4,698.1

COMMERCIAL PROPERTY AND CORPORATE DEBT

Commercial property and corporate debt (current and non-current) totaled $1,973.0 million at March 31, 2012 (compared to $1,980.3 million at December 31, 2011). Commercial property and corporate debt at March 31, 2012 had a weighted-average interest rate of 5.5%. Debt on our investment properties are mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our commercial property and corporate debt portfolio with the average lease term of our properties. At March 31, 2012, the average term to maturity of our commercial property and corporate debt was five years, compared to our average lease term of nine years.

During the first quarter of 2012 we upsized our revolving corporate credit facility by $75.0 million to $200.0 million with the same five Canadian chartered banks. No changes were made to the terms of the original facility. As of March 31, 2012, $120.0 million was drawn on the revolving corporate credit facility.

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The details of commercial property and corporate debt at March 31, 2012, are as follows:

		Interest	Maturity	BOX’s Share
	Location	Rate %	Date	(Millions)	Mortgage Details
Commercial Property
Exchange Tower	Toronto	6.8	April 2012	$55.7	Non-recourse - fixed rate
Royal Centre	Vancouver	5.0	May 2012	111.8	Non-recourse - fixed rate
151 Yonge St.	Toronto	6.0	July 2012	10.0	Non-recourse - fixed rate
HSBC Building	Toronto	8.2	October 2012	20.3	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	5.3	February 2013	21.1	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.4	April 2013	254.1	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.8	April 2013	61.4	Non-recourse - fixed rate
Hudson's Bay Centre(1)	Toronto	5.2	May 2013	105.9	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	10.1	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	150.2	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	5.6	January 2014	0.5	Non-recourse - fixed rate
Suncor Energy Centre(2)	Calgary	6.4	June 2014	210.2	Non-recourse - fixed rate
First Canadian Place	Toronto	5.4	December 2014	74.2	Non-recourse - fixed rate
2 Queen St. E.	Toronto	5.6	December 2017	28.6	Non-recourse - fixed rate
22 Front St. West	Toronto	6.2	October 2020	18.7	Non-recourse - fixed rate
Bankers Court	Calgary	5.0	November 2020	46.6	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.4	April 2021	88.4	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.7	August 2021	173.1	Non-recourse - fixed rate
Bay Adelaide Centre West Tower	Toronto	4.4	December 2021	403.4	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.8	January 2024	15.6	Non-recourse - fixed rate

Corporate
$200M Corporate Revolver(3)	—	3.2	June 2014	120.0	Recourse - floating rate
		5.5		1,979.9
Premium on assumed mortgages				1.4
Deferred financing costs				(8.3)
Total		5.5		$1,973.0

(1) This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million. A two-year extension option that extends the maturity to May 2015 is available to the Trust provided that certain debt service and loan-to-value thresholds are met.

(2) This loan includes a $33.4 million unsecured loan payable to the property’s joint venture partner.

(3) A one-year extension option that extends the maturity to June 2015 is available to the Trust provided that no material defaults have occurred.

Commercial property and corporate debt maturities for the next five years and thereafter are as follows:

				Weighted-Average
	Scheduled			Interest Rate (%) at
(Millions, except interest data)	Amortization	Maturities	Total	Mar. 31, 2012
Remainder of 2012	$29.2	$195.6	$224.8	5.9%
2013	24.9	584.1	609.0	6.4%
2014	18.6	387.9	406.5	5.3%
2015	15.3	—	15.3	¾%
2016	16.1	—	16.1	¾%
2017 and thereafter	89.3	612.0	701.3	4.7%
Total	$193.4	$1,779.6	$1,973.0	5.5%

13

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period

(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property and corporate debt(1)	$1,973.0	$251.9	$993.2	$32.2	$695.7
Interest expense – commercial property and corporate debt(2)	415.0	95.7	115.0	67.8	136.5
Minimum rental payments - ground leases(3)	548.3	7.5	15.1	15.1	510.6
	$2,936.3	$355.1	$1,123.3	$115.1	$1,342.8

(1) Net of transaction costs.

(2)Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.

(3) Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by one credit rating agency, Dominion Bond Rating Service Inc. (“DBRS”). We are committed to arranging our affairs to maintain this rating and improve further over time.

Our credit rating at March 31, 2012, and at the date of this report was:

DBRS
Issuer Rating	BBB(stable)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit rating presented is not a recommendation to purchase, hold or sell our Trust Units, as such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS

We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 13 of the condensed consolidated interim financial statements.

INCOME TAXES

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $121.4 million at March 31, 2012 (compared to $106.9 million at December 31, 2011). The increase is primarily related to accrued interest on semi-annual debts at Bay Wellington Tower, Exchange Tower, Suncor Energy Centre and Fifth Avenue Place and timing of accrued liabilities.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Accounts payable and accrued liabilities	$100.4	$93.1
Accrued interest	21.0	13.8
Total	$121.4	$106.9

14

EQUITY

The components of equity are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Trust Units	$550.6	$550.5
Contributed surplus	3.1	3.1
Retained earnings	200.9	165.2
Unitholders’ equity	754.6	718.8
Non-controlling interest	1,983.7	1,892.1
Total	$2,738.3	$2,610.9

The following tables summarize the changes in the units outstanding during the three months ended March 31, 2012 and March 31, 2011:

	Three months ended Mar. 31, 2012
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,110,560	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	5,664	—
Total units outstanding at March 31, 2012	26,116,224	67,088,022

	Three months ended Mar. 31, 2011
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,095,603	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	2,868	—
Total units outstanding at March 31, 2011	26,098,471	67,088,022

In November 2011, we renewed our normal course issuer bid for our Trust Units for a further one-year period. During the twelve-month period commencing November 5, 2011, and ending November 4, 2012, we may purchase on the Toronto Stock Exchange up to 1,305,347 Trust Units, representing approximately 5% of our issued and outstanding Trust Units. No Trust Units were repurchased by the Trust under this program for the three months ended March 31, 2012.

Trust Units

Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and ratably without discrimination, preference, or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any written resolution of unitholders. The Trust Units have no conversion, retraction, or redemption rights.

Special Voting Units

Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”) and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or with respect to any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or with respect to written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or to any interest in any distributions (whether of net income, net realized capital gains, or other amounts), or to any interest in any net assets in the event of termination or winding-up.

Non-Controlling interest

We classify the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit that entitles the holder thereof to receive notice of, to attend, and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

15

The following tables present distributions declared to Trust unitholders and non-controlling interest for the three months ended March 31, 2012 and March 31, 2011:

	Three months ended Mar. 31, 2012
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$4.7	$ 12.1
Payable as of March 31, 2012	2.3	6.0
Total	7.0	18.1
Per unit	$0.27	$ 0.27

	Three months ended Mar. 31, 2011
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$4.7	$ 12.1
Payable as of March 31, 2011	2.3	6.0
Total	7.0	18.1
Per unit	$0.27	$ 0.27

We determine annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. We do not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, we consider the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from our portfolio.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures; and
▪	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by controlling operating expenses and by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

Our commercial property and corporate debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

16

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and cash equivalents. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At March 31, 2012, we had approximately $112.8 million of liquidity consisting of $32.8 million of cash on hand, and $80.0 million of undrawn capacity on our credit facility.

Cost of Capital

We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of March 31, 2012, our weighted-average cost of capital, assuming a 9.0% return on equity, was 7.4%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that composes our portfolio.

The following schedule details the capitalization of the Trust and the related costs thereof:

Cost of Capital(1)			Underlying Value(2)
(Millions, except cost of capital data)	Mar. 31, 2012	Dec. 31, 2011	Mar. 31, 2012	Dec. 31, 2011
Liabilities
Commercial property and corporate debt	5.5%	5.5%	$1,973.0	$1,980.3
Unitholders’ equity
Trust Units(3)	9.0%	9.0%	631.6	634.7
Other equity
Non-controlling interest(3)	9.0%	9.0%	1,623.8	1,631.9
Total	7.4%	7.4%	$4,228.4	$4,246.9

(1) Total weighted-average cost of capital is calculated on the weighted average of underlying value.

(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX.

(3) Assumes a 9.0% return on equity for March 31, 2012 and December 31, 2011.

17

OPERATING RESULTS

Set out below is a summary of the various components of our income statement results. Discussion of each of these components is provided on the following pages.

	Three months ended Mar. 31
(Millions, except per unit amounts)	2012	2011
Commercial property net operating income
Revenue	$125.2	$107.3
Operating expenses	59.2	50.7
	66.0	56.6
Investment and other income	—	0.4
	66.0	57.0
Expenses
Interest	27.5	21.8
General and administrative	5.0	3.8
Income before fair value gains	33.5	31.4
Fair value gains	118.9	8.9
Net income and comprehensive income	$152.4	$40.3
Net income and comprehensive income attributable to:
Unitholders	42.7	11.3
Non-controlling interest	109.7	29.0
	$152.4	$40.3
Net income per Trust unit	$1.64	$0.43

REVENUE

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from investment properties totaled $125.2 million for the three months ended March 31, 2012 (compared to $107.3 million during the same period in 2011). The increase is primarily due to the increase in occupancy at Bay Adelaide Centre West Tower, revenue generated from the Acquired Assets commencing December 1, 2011 and the continued growth in same property revenues.

The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2012	2011
Rental revenue	$123.2	$102.8
Straight-line rental income	1.9	4.3
Lease termination and non-recurring income	0.1	0.2
Commercial property revenue	125.2	107.3
Investment and other income	—	0.4
Total	$125.2	$107.7

COMMERCIAL PROPERTY NET OPERATING INCOME

Our commercial property net operating income for the three months ended March 31, 2012, was $66.0 million (compared to $56.6 million during the same period in 2011). The increase is primarily due to the increase in occupancy at Bay Adelaide Centre West Tower, net operating income generated from the Acquired Assets commencing December 1, 2011 and the continued growth in same property commercial property net operating income.

The components of commercial property net operating income are as follows:

	Three months ended Mar. 31
(Millions)	2012	2011
Revenue from commercial property operations	$125.2	$107.3
Operating expenses	59.2	50.7
Total	$66.0	$56.6

18

	Three months ended Mar. 31
(Millions)	2012	2011
Commercial property net operating income – same property	$59.0	$56.4
Investment properties acquired	6.9	—
Lease termination and non-recurring income	0.1	0.2
Total	$66.0	$56.6

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. In the first quarter of 2012, we continued to reduce our lease expiry profile. We feel confident with our current rollover risk exposure and are focused on working toward renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. During the quarter ended March 31, 2012, approximately 67.0% of our leases completed have rent escalation clauses that will increase rent by an average of $0.81 per square foot on an annual basis over the term of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2012, we recognized $1.9 million of straight-line rental revenue (compared to $4.3 million during the same period in 2011). The decrease over the prior year is primarily due to the expiry of free rent periods for the first generation tenants at Bay Adelaide Centre West Tower in Toronto.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $59.2 million for the three months ended March 31, 2012 (compared to $50.7 million during the same period in 2011).

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property commercial property net operating income. Our total portfolio occupancy rate increased to 96.8% at March 31, 2012, up 60 basis points from year-end 2011. At March 31, 2012, average in-place net rent throughout the portfolio was $26 per square foot, compared with an average market net rent of $30 per square foot.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of March 31, 2012:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario	8,759	8.0	27	30
Ottawa, Ontario	1,745	2.1	18	22
Calgary, Alberta	5,639	11.7	28	36
Vancouver, B.C.	589	8.4	21	33
Other	3	—	—	—
Total	16,735	8.7	26	30

A summary of current and historical occupancy levels at March 31 for the past two years is as follows:

		Mar. 31, 2012		Mar. 31, 2011
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	8,759	94.3	5,436	95.6
Ottawa, Ontario	1,745	99.7	—	—
Calgary, Alberta	5,639	99.8	5,639	99.3
Vancouver, B.C.	589	97.3	589	97.0
Other	3	100.0	3	100.0
Total	16,735	96.8	11,667	97.4

During the first quarter of 2012, we leased 341,000 square feet of space, which included 218,000 square feet of new leasing and 123,000 square feet of renewals, compared to expiries of 186,000 square feet and accelerated expiries of 59,000. The average leasing net rent was $30 per square foot, which is an increase of 15.4% over the average expiring net rent of $26 per square foot.

19

The details of our leasing activity for the three months ended March 31, 2012, are as follows:

	Dec. 31, 2011		Activities during the three months ended Mar. 31, 2012					Mar. 31, 2012
	Total			Average		Year One(1)	Average(2)	Total
	Leasable			Expiring		Leasing	Leasing	Leasable
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Area	Leased
Toronto, Ontario	8,759	8,190	(105)	$ 25	172	$ 28	$ 28	8,759	8,257
Ottawa, Ontario	1,745	1,740	(1)	18	1	49	52	1,745	1,740
Calgary, Alberta	5,639	5,604	(67)	34	91	33	34	5,639	5,628
Vancouver, B.C.	589	568	(72)	21	77	30	30	589	573
Other	3	3	—	—	—	—	—	3	3
Total Leasing	16,735	16,105	(245)	$ 26	341	$ 30	$ 30	16,735	16,201

(1) Represents net rent in the first year.

(2) Represents average net rent over lease term.

Additionally, during the three months ended March 31, 2012, tenant improvements and leasing costs related to leasing activity that occurred averaged $12.75 per square foot, compared to $22.89 per square foot during the same period in 2011.

INVESTMENT AND OTHER INCOME

Investment and other income totaled $nil during the three months ended March 31, 2012 (compared to $0.4 million during the same period in 2011). The amounts primarily include interest earned on cash balances and other non-recurring income.

INTEREST EXPENSE

Interest expense totaled $27.5 million during the three months ended March 31, 2012 (compared to $21.8 million during the same period in 2011). The increase is due to the up-financings at Queen’s Quay Terminal and Fifth Avenue Place which occurred during the first and third quarters of 2011, respectively, coupled with additional interest incurred on the revolving credit facility that was drawn in December 2011 and the fixed-rate permanent financing placed on Bay Adelaide Centre West Tower at the end of 2011.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $5.0 million during the three months ended March 31, 2012 (compared to $3.8 million during the same period in 2011). The increase is due to an increase in professional fees and asset management fees during the quarter.

INCOME TAX EXPENSE

The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS

During the three months ended March 31, 2012, the Trust recognized fair value gains of $118.9 million (compared to $8.9 million during the same period in 2011). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates. The increase is primarily due to a change in terminal capitalization rates resulting from improved market conditions and recent market activities in Toronto and Calgary.

20

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Funds from operations was $0.36 per unit during the three months ended March 31, 2012 (compared to $0.34 per unit during the same period in 2011).

	Three months ended Mar. 31
(Millions, except per unit amounts)	2012	2011
Net income	$152.4	$40.3
Deduct:
Fair value gains	(118.9)	(8.9)
Funds from operations	$33.5	$31.4
Funds from operations – unitholders	9.4	8.8
Funds from operations – non-controlling interest	24.1	22.6
	$33.5	$31.4
Weighted average Trust Units outstanding	26.1	26.1
Funds from operations per Trust unit	$0.36	$0.34

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

Adjusted funds from operations totaled $0.28 per unit during the three months ended March 31, 2012 (compared to $0.24 per unit during the same period in 2011).

	Three months ended Mar. 31
(Millions, except per unit amounts)	2012	2011
Funds from operations Deduct:	$33.5	$31.4
Straight-line rental income	(1.9)	(4.3)
Normalized second-generation leasing commissions and tenant improvements(1)	(4.5)	(3.8)
Normalized sustaining capital expenditures(1)	(1.4)	(0.9)
Adjusted funds from operations	$25.7	$22.4
Adjusted funds from operations – unitholders	7.2	6.3
Adjusted funds from operations – non-controlling interest	18.5	16.1
	$25.7	$22.4
Weighted average Trust Units outstanding	26.1	26.1
Adjusted funds from operations per Trust unit	$0.28	$0.24
Trust unit distributions declared	$0.27	$0.27
Distribution ratio	96%	113%

(1) As the components used in calculating adjusted funds from operations vary period to period, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.

Adjusted funds from operations is calculated by adjusting funds from operations for straight-line rental income, normalized second-generation leasing commissions and tenant improvements, and sustaining capital expenditures for maintaining the infrastructure and current rental revenues of our properties. There is no standard industry defined measure of adjusted funds from operations; therefore, our methodology of calculating adjusted funds from operations will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FROM OPERATING ACTIVITIES TO ADJUSTED FUNDS FROM OPERATIONS

	Three months ended Mar. 31
(Millions)	2012	2011
Cash generated from operating activities Add (deduct):	$45.6	$33.8
Working capital and other	(15.8)	(8.3)
Leasing commissions and tenant inducements	2.3	2.0
Amortization of deferred financing costs	(0.5)	(0.4)
Normalized second-generation leasing commissions and tenant improvements	(4.5)	(3.8)
Normalized sustaining capital expenditures	(1.4)	(0.9)
Adjusted funds from operations	$25.7	$22.4

21

QUARTERLY RESULTS

The results by quarter are as follows:

	2012	2011				2010
(Millions, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$125.2	$120.1	$109.1	$109.8	$107.7	$109.4	$111.2	$104.3
Commercial property net operating income	66.0	63.0	57.0	58.9	57.0	52.7	60.4	55.0
Interest expense	27.5	24.7	23.1	22.3	21.8	22.0	21.7	21.3
Funds from operations	33.5	33.1	30.0	32.5	31.4	27.0	34.9	29.9
Adjusted funds from operations	25.7	25.5	23.6	23.9	22.4	18.5	27.0	20.5
Net income	152.4	216.9	50.7	47.5	40.3	234.4	39.0	12.0
Net income per Trust unit	$1.64	$2.33	$0.54	$0.51	$0.43	$2.51	$0.42	$0.13

22

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our web site at www.brookfieldcanadareit.com or at www.sedar.com.

PROPERTY-RELATED RISKS

Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more important, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 24 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 16 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 6.1% of our outstanding commercial property and corporate debt at March 31, 2012 is floating-rate debt (December 31, 2011 – 6.0%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $1.2 million on an annual basis or approximately $0.01 per unit. In addition, there is interest rate risk associated with the Trust’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The effect of a 100 basis-point increase in interest rates on interest expense relating to fixed rate debt maturing within one year, all else being equal, is an increase in interest expense of $2.2 million on an annual basis or approximately $0.02 per unit.

The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 41.3% of the fair market value of our investment properties based on March 31, 2012 investment property valuations. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

23

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 13.8% of total leasable area and 6.0% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

					000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	Year of Expiry	2012	2013	2014	2015	2016	Beyond	Total	% of Sq. Ft.(2)
1	Government and related agencies	Toronto, Ottawa, Calgary	AAA	Various	17	1,169	64	595	204	259	2,308	13.8%
2	Suncor Energy Inc.	Calgary	BBB+	2028						1,352	1,352	8.1%
3	Bank of Montreal	Toronto, Calgary	A+	Various	40	85	13		17	988	1,143	6.8%
4	Imperial Oil	Calgary	AAA	2016					717		717	4.3%
5	Talisman Energy	Calgary	BBB	2015/2025				12		527	539	3.2%
6	Royal Bank	Toronto, Calgary, Vancouver	AA-	Various		58		12	16	404	490	2.9%
7	Enbridge Inc.	Calgary	A-	2028						311	311	1.9%
8	Bennett Jones	Toronto, Calgary	Not Rated	2016/2027					145	161	306	1.8%
9	Deloitte & Touche	Toronto, Calgary	Not Rated	Various				98	49	156	303	1.8%
10	KPMG Management Services LP	Toronto	Not Rated	2025						297	297	1.8%
11	Canadian Natural Resources	Calgary	BBB+	2026						290	290	1.7%
12	CIBC	Toronto, Calgary	A+	2020/2053						289	289	1.7%
13	EnCana Corporation	Calgary	BBB	2015				241			241	1.4%
14	Osler, Hoskin & Harcourt	Toronto	Not Rated	2015/2030				36		191	227	1.4%
15	McMillan LLP	Toronto, Vancouver	Not Rated	Various						212	212	1.3%
16	Goodmans LLP	Toronto	Not Rated	2026						182	182	1.1%
17	The Bay	Toronto	Not Rated	2019/2020						179	179	1.1%
18	Gowlings Canada Inc.	Toronto	Not Rated	2020						170	170	1.0%
19	The Manufacturers Life Insurance	Toronto	AA-	2022						169	169	1.0%
20	Westcoast Energy	Calgary, Vancouver	BBB+	2015/2022				40		125	165	1.0%
	Total				57	1,312	77	1,034	1,148	6,262	9,890	59.1%
	Total %				0.6%	13.3%	0.8%	10.5%	11.6%	63.2%	100.0%

(1) From Standard & Poor’s.

(2) Percentage of total leasable area, prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 7.4% of our leases mature annually up to 2016. Our portfolio has a weighted-average lease life of nine years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2012:

	Currently	Remainder							2019
(000’s Sq. Ft.)	Available	2012	2013	2014	2015	2016	2017	2018	& Beyond	Leasable	Parking	Total
Toronto, Ontario	502	248	444	304	522	943	500	374	4,922	8,759	1,790	10,549
Ottawa, Ontario	5	12	1,151	9	547	6	—	—	15	1,745	1,030	2,775
Calgary, Alberta	11	46	74	53	482	758	68	201	3,946	5,639	897	6,536
Vancouver, B.C.	16	14	100	25	75	45	18	11	285	589	264	853
Other	—	—	1	—	—	—	—	—	2	3	—	3
Total	534	320	1,770	391	1,626	1,752	586	586	9,170	16,735	3,981	20,716
% of total	3.2%	1.9%	10.6%	2.3%	9.7%	10.5%	3.5%	3.5%	54.8%	100.0%	—	100.0%

24

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a material effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our investment properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years.

INSURANCE RISKS

The Trust maintains insurance on its properties. The Trust maintains all-risk property insurance and rental-value coverage (including coverage for the perils of flood, earthquakes, and windstorms). The Trust’s all-risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and it is subject to a $100,000 (dollars) deductible for all locations except British Columbia, where the deductible is 3% of the values for all locations where the physical loss, damage, or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) combined for all losses arising from the same occurrence. Windstorm is included under the all-risk coverage and has $1.5 billion limits per occurrence with a $10,000 (dollars) deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business-interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business-interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

25

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Future accounting policy changes

Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures”. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” establishes principles for the preparation of financial statements when an entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

Joint Arrangements

IFRS 11, “Joint Arrangements” replaces the existing IAS 31, “Interests in Joint Ventures”. IFRS 11 requires that an entity consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the reporting entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the reporting entity’s financial position, financial performance and cash flows.

Fair Value Measurement

IFRS 13, “Fair Value Measurement” replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted for each standard. The Trust anticipates adopting each of the above in the first quarter of the year for which the standard is applicable and is currently evaluating the impact of each to its consolidated financial statements.

USE OF ESTIMATES

The preparation of our condensed consolidated interim financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

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RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the condensed consolidated interim financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the three months ended March 31, 2012, are amounts paid to BPMC for property management services of $3.5 million (compared to $3.0 million during the same period in 2011). Included in investment properties during the three months ended March 31, 2012, are amounts paid to BPMC for leasing and construction services of $0.6 million (compared to $1.0 million during the same period in 2011). Included in general and administrative expenses during the three months ended March 31, 2012, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $3.6 million (compared to $3.0 million during the same period in 2011).

Included in rental revenues during the three months ended March 31, 2012, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPP, and its affiliates of $1.4 million, which is consistent with the amount earned during the same period in 2011.

27

DISTRIBUTIONS

Trust distributions declared for the three months ended March 31, 2012 and March 31, 2011 are as follows:

	Three months ended Mar. 31
(Millions, except per unit amounts)	2012	2011
Paid in cash or DRIP	$4.7	$4.7
Payable at March 31	2.3	2.3
Total	7.0	7.0
Per unit	$0.27	$0.27

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Condensed Consolidated Balance Sheets

(Unaudited)
(Millions) (CDN$)	Note	Mar. 31, 2012	Dec. 31, 2011
Assets
Non-current assets
Investment properties	4	$4,773.3	$4,637.9

Current assets
Tenant and other receivables	5	18.8	17.5
Other assets	6	7.8	7.2
Cash and cash equivalents	7	32.8	35.5
		59.4	60.2
Total assets		$4,832.7	$4,698.1

Liabilities
Non-current liabilities
Commercial property and corporate debt	8	$1,721.1	$1,748.2

Current liabilities
Commercial property and corporate debt	8	251.9	232.1
Accounts payable and other liabilities	9	121.4	106.9
		373.3	339.0
Total liabilities		2,094.4	2,087.2

Equity	11
Unitholders’ equity		754.6	718.8
Non-controlling interest		1,983.7	1,892.1
Total equity		2,738.3	2,610.9
Total liabilities and equity		$4,832.7	$4,698.1

See accompanying notes to the condensed consolidated interim financial statements.

29

Condensed Consolidated Statements of Income and Comprehensive Income

(Unaudited)		Three months ended Mar. 31
(Millions, except per unit amounts) (CDN$)	Note	2012	2011
Commercial property net operating income	12,15
Revenue		$125.2	$107.3
Operating expenses		59.2	50.7
		66.0	56.6
Investment and other income	12	—	0.4
		66.0	57.0
Expenses
Interest		27.5	21.8
General and administrative	15	5.0	3.8
Income before fair value gains		33.5	31.4
Fair value gains		118.9	8.9
Net income and comprehensive income		$152.4	$40.3

Net income and comprehensive income attributable to:
Unitholders		$42.7	$11.3
Non-controlling interest		109.7	29.0
		$152.4	$40.3
Net income per Trust unit		$1.64	$0.43

See accompanying notes to the condensed consolidated interim financial statements.

30

Condensed Consolidated Statements of Changes in Equity

(Unaudited)		Three months ended Mar. 31
(Millions) (CDN$)	Note	2012	2011
Trust Units
Balance at beginning of period		$550.5	$550.2
Issuance of Trust Units under Distribution Reinvestment Plan (“DRIP”)	10	0.1	—
Balance at end of period		550.6	550.2
Contributed surplus
Balance at beginning of period		3.1	—
Balance at end of period		3.1	—
Retained earnings
Balance at beginning of period		165.2	93.9
Net income		42.7	11.3
Distributions	10	(7.0)	(7.0)
Balance at end of period		200.9	98.2
Total unitholders’ equity		$754.6	$648.4

Non-controlling interest
Balance at beginning of period		$1,892.1	$1,700.8
Net income		109.7	29.0
Distributions	10	(18.1)	(18.1)
Balance at end of period		1,983.7	1,711.7
Total equity		$2,738.3	$2,360.1

See accompanying notes to the condensed consolidated interim financial statements.

31

Condensed Consolidated Statements of Cash Flows

(Unaudited)		Three months ended Mar. 31
(Millions)(CDN$)	Note	2012	2011
Operating activities
Net income		$152.4	$40.3
Add (deduct):
Straight-line rental income		(1.9)	(4.3)
Amortization of deferred financing costs		0.5	0.4
Leasing commissions and tenant inducements		(2.3)	(2.0)
Fair value gains		(118.9)	(8.9)
Other working capital		15.8	8.3
Cash flows provided by operating activities		45.6	33.8

Investing activities
Capital expenditures		(15.4)	(12.6)
Cash flows used in investing activities		(15.4)	(12.6)

Financing activities
Commercial property and corporate debt arranged		—	91.4
Commercial property and corporate debt repayments		—	(31.6)
Commercial property and corporate debt amortization		(7.8)	(3.7)
Trust unit distributions paid	10	(7.0)	(6.8)
Class B LP unit distributions paid	10	(18.1)	(17.4)
Cash flows (used in) provided by financing activities		(32.9)	31.9
(Decrease) increase in cash and cash equivalents		(2.7)	53.1
Cash and cash equivalents, beginning of period		35.5	20.4
Cash and cash equivalents, end of period	7,16	$32.8	$73.5

See accompanying notes to the condensed consolidated interim financial statements.

32

Notes to the Condensed Consolidated Interim Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE TRUST

Brookfield Canada Office Properties (the “Trust” or “BOX”) is an unincorporated, closed-end real estate investment trust (“REIT”) established under and governed by the laws of the Province of Ontario, Canada and created pursuant to a declaration of trust dated March 19, 2010. Although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Income Tax Act (Canada), BOX is not a mutual fund under applicable securities laws.

The Trust is a subsidiary of BPO Properties Ltd. (“BPP”), which owns an aggregate equity interest in the Trust of 83.3% as of March 31, 2012 consisting of 40.5% of the issued and outstanding units of BOX (“Trust Units”) and 100% of the issued and outstanding Class B limited partnership units (“Class B LP Units”) of Brookfield Office Properties Canada LP (“BOPC LP”), a subsidiary of BOX that owns direct interests in the Trust’s investment properties. BOX primarily invests in and operates commercial office properties in Toronto, Ottawa, Calgary, and Vancouver. The registered and operating office of the Trust is Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

The formation of the Trust involved the reorganization of BPO Properties Ltd. (“BPP”), in which BPP’s directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired the interests of Brookfield Office Properties Inc. (“BPO” or “Brookfield Office Properties”) in Brookfield Place, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations.

On December 1, 2011, the Trust acquired from BPP, a 25% interest in nine office assets from its Canadian Office Fund portfolio in Toronto and Ottawa.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2011. The financial statements have been presented in Canadian dollars rounded to the nearest million unless otherwise indicated. These interim financial statements should be read in conjunction with the Trust’s consolidated financial statements for the year ended December 31, 2011.

(b)	Estimates

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Trust’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the Trust’s consolidated financial statements for the year ended December 31, 2011.

NOTE 3: Future accounting policy changes

(a)	Financial instruments

IFRS 9, “Financial Instruments” is a multi-phase project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures”. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

(b) Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” establishes principles for the preparation of financial statements when an entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

(c)	Joint Arrangements

IFRS 11, “Joint Arrangements” replaces the existing IAS 31, “Interests in Joint Ventures”. IFRS 11 requires that an entity consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

33

(d)	Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the reporting entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the reporting entity’s financial position, financial performance and cash flows.

(e)	Fair Value Measurement

IFRS 13, “Fair Value Measurement” replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 which is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted for each standard. The Trust anticipates adopting each of the above in the first quarter of the year for which the standard is applicable and is currently evaluating the impact of each to its consolidated financial statements.

NOTE 4: Investment properties

	Three months ended	Year ended
(Millions)	Mar. 31, 2012	Dec. 31, 2011
Balance at beginning of period	$ 4,637.9	$ 3,965.0
Additions:
Investment property acquisitions	¾	362.1
Capital expenditures and tenant improvements	12.9	43.1
Leasing commissions	1.0	15.6
Tenant inducements	0.7	10.0
Fair value gains	118.9	229.3
Other changes	1.9	12.8
Balance at end of period	$ 4,773.3	$ 4,637.9

Other changes represent net straight-line rent recognized in accordance with IAS 17, “Leases” that is implied within the fair value of investment properties.

All properties were valued by the Trust based on available market evidence. The Trust determined the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows with respect to such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a weighted-average term of 11 years, including a terminal value based on the application of a capitalization rate to estimated year 12 cash flows. In accordance with its policy, the Trust measures its investment properties using valuations prepared by management. In connection with determining these values, the Trust obtains valuations of selected investment properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values.

The key valuation metrics for the Trust’s investment properties are set out in the following tables:

	March 31, 2012			December 31, 2011
	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	6.6%	5.9%	11	6.6%	6.1%	11
Western region	6.8%	5.9%	10	6.8%	6.3%	10
Average	6.7%	5.9%	11	6.7%	6.2%	11

Values are most sensitive to changes in discount rates and timing or variability of cash flows.

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NOTE 5: TENANT AND OTHER RECEIVABLES

As of March 31, 2012, the Trust recorded $0.2 million as a reserve against uncollectible tenant receivables, which is consistent with the amount at December 31, 2011.

As of March 31, 2012, approximately $0.8 million of the Trust’s balance of accounts receivables is over 90 days past due, which is consistent with the amount at December 31, 2011.

NOTE 6: OTHER ASSETS

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Prepaid expenses and other assets	$7.0	$6.4
Restricted cash	0.8	0.8
Total	$7.8	$7.2

NOTE 7: CASH AND CASH EQUIVALENTS

At March 31, 2012, the Trust had $nil of cash placed in term deposits, which is consistent with the amount at December 31, 2011. For the three months ended March 31, 2012, interest income of $nil was recorded on cash and cash equivalents, compared with $0.1 million during the same period in 2011.

Note 8: Commercial property and corporate debt

	Mar. 31, 2012		Dec. 31, 2011
	Weighted		Weighted
(Millions)	Average Rate	Debt Balance	Average Rate	Debt Balance
Commercial property debt – fixed rate	5.6%	$ 1,853.5	5.6%	$ 1,860.6
Corporate debt – floating rate	3.2%	119.5	3.3%	119.7
Total commercial property and corporate debt	5.5%	$ 1,973.0	5.5%	$ 1,980.3

Current		$ 251.9		$ 232.1
Non-current		1,721.1		1,748.2
Total debt		$ 1,973.0		$ 1,980.3

The Trust’s secured commercial property and corporate debt is non-recourse to the Trust with the exception of $105.5 million (compared to $106.1 million at December 31, 2011) which has limited recourse to the Trust’s parent, BPP and $119.5 million (compared to $119.7 million at December 31, 2011) which has recourse to the Trust.

During the first quarter of 2012 the Trust upsized its revolving corporate credit facility by $75.0 million to $200.0 million with the same five Canadian chartered banks. No changes were made to the terms of the original facility. As of March 31, 2012, $120.0 million was drawn on the revolving corporate credit facility.

NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the Trust’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Accounts payable and accrued liabilities	$100.4	$93.1
Accrued interest	21.0	13.8
Total	$121.4	$106.9

NOTE 10: DISTRIBUTIONS

The following tables present distributions declared for the three months ended March 31, 2012 and March 31, 2011:

	Three months ended Mar. 31, 2012
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$4.7	$ 12.1
Payable as of March 31, 2012	2.3	6.0
Total	7.0	18.1
Per unit	$0.27	$ 0.27

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	Three months ended Mar. 31, 2011
(Millions, except per unit amounts)	Trust Units	Class B LP Units
Paid in cash or DRIP	$4.7	$ 12.1
Payable as of March 31, 2011	2.3	6.0
Total	7.0	18.1
Per unit	$0.27	$ 0.27

The Trust has implemented a distribution reinvestment plan (“DRIP”), which allows certain Canadian resident unitholders to elect to have their distributions reinvested in additional Trust Units. No brokerage commissions or service charges are payable in connection with the purchase of Trust Units under the DRIP and the Trust will pay all administrative costs. The automatic reinvestment of distributions under the DRIP does not relieve holders of Trust Units of any income tax applicable to such distributions. For the three months ended March 31, 2012, $143,270 (dollars) or 5,664 Trust Units were paid through the DRIP, compared to $62,102 (dollars), or 2,868 Trust Units during the same period in 2011.

NOTE 11: EQUITY

The components of equity are as follows:

(Millions)	Mar. 31, 2012	Dec. 31, 2011
Trust Units	$550.6	$550.5
Contributed surplus	3.1	3.1
Retained earnings	200.9	165.2
Unitholders’ equity	754.6	718.8
Non-controlling interest	1,983.7	1,892.1
Total	$2,738.3	$2,610.9

Authorized Capital and Outstanding Securities

The Trust is authorized to issue an unlimited number of two classes of units: Trust Units and Special Voting Units. Special Voting Units are only issued in tandem with the issuance of Class B LP Units. As of March 31, 2012, The Trust had a total of 26,116,224 Trust Units outstanding and 67,088,022 Class B LP Units outstanding (and a corresponding number of Special Voting Units).

The following tables summarize the changes in the units outstanding during the three months ended March 31, 2012 and March 31, 2011:

	Three months ended Mar. 31, 2012
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,110,560	67,088,022
Units issued pursuant to DRIP	5,664	—
Total units outstanding at March 31, 2012	26,116,224	67,088,022

	Three months ended Mar. 31, 2011
	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,095,603	67,088,022
Units issued pursuant to DRIP	2,868	—
Total units outstanding at March 31, 2011	26,098,471	67,088,022

In November 2011, the Trust renewed its normal course issuer bid for its Trust Units for a further one-year period. During the twelve-month period commencing November 5, 2011, and ending November 4, 2012, the Trust may purchase on the Toronto Stock Exchange up to 1,305,347 Trust Units, representing approximately 5% of its issued and outstanding Trust Units. No Trust Units were repurchased by the Trust under this program for the three months ended March 31, 2012.

NOTE 12: COMMERCIAL PROPERTY OPERATIONS

(a) Revenue

The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2012	2011
Rental revenue	$123.2	$102.8
Straight-line rental income	1.9	4.3
Lease termination and non-recurring income	0.1	0.2
Commercial property revenue	125.2	107.3
Investment and other income	—	0.4
Total	$125.2	$107.7

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(b) Investment and other income

Investment and other income was $nil for the three months ended March 31, 2012 (compared to $0.4 million during the same period in 2011). The amounts primarily include interest earned on cash balances and other non-recurring income.

NOTE 13: GUARANTEES, CONTINGENCIES, AND OTHER

(a) In the normal course of operations, the Trust and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, lease-up of development properties, sales of assets, and sales of services.

(b) The Trust and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the Trust’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the Trust is uncertain and could be up to $42.0 million in the event the Trust is completely unsuccessful in defending the claims.

(c) The Trust has entered into fixed gas-purchase contracts with a third-party gas supplier, which cover the period from November 1, 2011 to October 31, 2012. As of March 31, 2012, the remaining commitment for the Trust to purchase gas for its facilities was $1.0 million.

(d) The Trust has currently guaranteed up to $200.0 million related to its unsecured credit facility.

(e) As of March 31, 2012 the Trust had commitments totaling $4.3 million to third parties for the First Canadian Place re-cladding and re-positioning project in Toronto.

(f) The Trust maintains insurance on its properties. The Trust maintains all-risk property insurance and rental-value coverage (including coverage for the perils of flood, earthquakes, and windstorms). The Trust’s all-risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and it is subject to a $100,000 (dollars) deductible for all locations except British Columbia, where the deductible is 3% of the values for all locations where the physical loss, damage, or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 (dollars) combined for all losses arising from the same occurrence. Windstorm is included under the all-risk coverage and has $1.5 billion limits per occurrence with a $10,000 (dollars) deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business-interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business-interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

NOTE 14: SEGMENTED INFORMATION

The Trust has only one business segment: the ownership and operation of investment properties in Canada.

NOTE 15: RELATED-PARTY TRANSACTIONS

In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the condensed consolidated interim financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the three months ended March 31, 2012, are amounts paid to BPMC for property management services of $3.5 million (compared to $3.0 million during the same period in 2011). Included in investment properties during the three months ended March 31, 2012, are amounts paid to BPMC for leasing and construction services of $0.6 million (compared to $1.0 million during the same period in 2011). Included in general and administrative expenses during the three months ended March 31, 2012, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $3.6 million (compared to $3.0 million during the same period in 2011).

Included in rental revenues during the three months ended March 31, 2012, are amounts received from Brookfield Asset Management Inc., the ultimate parent of BPP, and its affiliates of $1.4 million, which is consistent with the amount earned during the same period in 2011.

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NOTE 16: OTHER INFORMATION

Supplemental cash flow information:

	Three months ended Mar. 31
(Millions)	2012	2011
Cash interest paid	$19.8	$11.8

NOTE 17: SUBSEQUENT EVENT

Subsequent to the quarter end, on April 27, 2012, the Trust refinanced its ownership interest in Exchange Tower for $120 million. The new financing has a 10-year term with a fixed interest rate of 4.031%. After repayment of the previous mortgage, the Trust generated net proceeds of approximately $65 million at ownership.

Note 18: APPROVAL OF INTERIM FINANCIAL STATEMENTS

The interim financial statements were approved by the Trust’s Board of Trustees and authorized for issue on April 30, 2012.

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Unitholder Information

DISTRIBUTION PAYMENT DATES

	2012		2011		2010
(Dollars)	Trust Units	Class B LP Units	Trust Units	Class B LP Units	Trust Units	Class B LP Units
January 15	$ 0.09	$ 0.09	$ 0.08	$ 0.08	$ —	$ —
February 15	0.09	0.09	0.09	0.09	—	—
March 15	0.09	0.09	0.09	0.09	—	—
April 15	0.09	0.09	0.09	0.09	—	—
May 15	0.09	0.09	0.09	0.09	—	—
June 15	0.09	0.09	0.09	0.09	0.08	0.08
July 15			0.09	0.09	0.08	0.08
August 15			0.09	0.09	0.08	0.08
September 15			0.09	0.09	0.08	0.08
October 15			0.09	0.09	0.08	0.08
November 15			0.09	0.09	0.08	0.08
December 15			0.09	0.09	0.08	0.08

(1) Distributions payable of $0.09 per unit at May 31, 2012, are payable on June 15, 2012.

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Information

PROFILE

Brookfield Canada Office Properties is a Canadian real estate investment trust, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet. Landmark properties include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary.

BROOKFIELD CANADA OFFICE PROPERTIES

Brookfield Place, Bay Wellington Tower

181 Bay Street, Suite 330

Toronto, Ontario M5J 2T3

Tel: 416.359.8555

Fax: 416.359.8596

www.brookfieldcanadareit.com

UNITHOLDER INQUIRIES

Brookfield Canada Office Properties welcomes inquiries from unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matthew Cherry, Director, Investor Relations and Communications at 416.359.8593 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Chief Financial Officer at 416.359.8612 or via e-mail at bryan.davis@brookfield.com.

Unitholder questions relating to distributions, address changes and share certificates should be directed to the Trust’s Transfer Agent:

CIBC MELLON TRUST COMPANY

P.O. Box 700

Station B

Montreal, Quebec H3B 3K3

Tel: 416.682.3860 / 800.387.0825

Fax: 888.249.6189

Website: www.canstockta.com

E-mail: inquiries@canstockta.com

COMMUNICATIONS

We strive to keep our unitholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Canada Office Properties maintains a Web site, www.brookfieldcanadareit.com, which provides access to our published reports, press releases, statutory filings, supplementary information and trust and distribution information as well as summary information on the Trust.

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www.brookfieldcanadareit.com